UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
APPLICA INCORPORATED
(Name of Subject Company (Issuer))
Apex Acquisition Corporation
NACCO Industries, Inc.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.10 per share
(Title of Class of Securities)
03815A106
(CUSIP Number of Class of Securities)
Charles A. Bittenbender, Esq.
Vice President, General Counsel, and Secretary
NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124
(440) 449-9600
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Thomas C. Daniels, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 586-3939
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$199,657,050	$21,363.30
*For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 25,762,200 shares of common stock, par value $0.10 per share, of Applica Incorporated outstanding on a fully diluted basis consisting of (a) 25,001,100 shares of common stock outstanding and (b) 761,100 shares of common stock subject to outstanding options granted under Applica’s equity incentive plans and (ii) the tender offer price of $7.75 per Share (as defined herein).
** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.000107.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,378.28	Filing Party: Apex Acquisition Corporation/NACCO Industries, Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: December 26, 2006
Amount Previously Paid: $1,378.28	Filing Party: Apex Acquisition Corporation/NACCO Industries, Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: December 21, 2006
Amount Previously Paid: $17,917.61	Filing Party: Apex Acquisition Corporation/NACCO Industries, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: December 15, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and Item 11.
     This Amendment No. 4 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the tender offer statement originally filed with the Securities and Exchange Commission on December 15, 2006, as amended (as so amended and supplemented, the “Schedule TO”), by Apex Acquisition Corporation, a Florida corporation (“Purchaser”) and a newly formed, indirect, wholly owned subsidiary of NACCO Industries, Inc., a Delaware corporation (“NACCO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Applica Incorporated, a Florida corporation (the “Company”), other than Shares held by NACCO or its affiliates, at a price of $7.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer To Purchase dated December 15, 2006, as amended (the “Offer To Purchase”), and in the related Letter of Transmittal (which, together with the Offer To Purchase and any amendments or supplements thereto constitute the “Offer”). Capitalized terms used but not defined herein have the meanings specified in the Offer To Purchase and the Schedule TO. The item numbers referenced herein are in accordance with the requirements of Schedule TO. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule TO.
     The price per Share to be paid pursuant to the Offer has been increased from $7.50 per Share to $7.75 per Share, net to the seller in cash, without interest. The full text of the press release issued by NACCO on January 3, 2007 announcing the increase in the Offer Price, extending the Expiration Date and responding to inquiries about the Offer To Purchase is filed herewith as Exhibit (a)(5)(iv).
     The Offer To Purchase and the related Letter of Transmittal, together with the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, are each hereby amended to delete all references to the Offer Price of $7.50 per Share and to replace them with references to $7.75 per Share except in the paragraph of “The Offer — Section 11. Contacts and Transactions with the Company; Background of the Offer” describing the price increase made by Purchaser and NACCO on December 26, 2006.
     The Offer To Purchase and the related Letter of Transmittal, together with the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, are each hereby amended to delete all references to the January 16, 2007 Expiration Date and to replace them with references to a January 17, 2007 Expiration Date.
     The conditions set forth in “The Offer — Section 14. Conditions to the Offer” are amended and restated pursuant to paragraph 5 below in their entirety to reflect prior amendments to the conditions set forth in Amendment No. 3 to the Tender Offer Statement on Schedule TO and to amend or delete certain other conditions, including the following (and as more specifically set forth below): (i) the condition requiring that there shall not have occurred a general suspension in trading, extraordinary adverse change in the U.S. financial markets generally, declaration of a banking moratorium, etc. has been deleted, (ii) the condition requiring that there shall not have been any statute or action rendering the Offer illegal or imposing limitations has been amended, and (iii) the condition requiring that there shall not have been any change in the capital structure of the Company has been amended.
     The Offer To Purchase is further amended as follows:
1.	The second paragraph under the question “What does the Company Board recommend regarding the offer?” in the “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

“On December 28, 2006, the Company filed an amended Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) in connection with the offer recommending that the Company’s shareholders reject the offer and not tender their Shares in the offer. Our obligation to purchase Shares under the offer is subject to the condition that the Company Board shall have either recommended that the holders of Shares accept the offer and tender their Shares in the offer, taken a neutral position with respect to the offer or not recommended against the offer. See “The Offer — Section 14. Conditions to the Offer.” Satisfaction of this condition will require the Company Board to change its current recommendation.”

2.	The twelfth paragraph of the “Introduction” is hereby amended and restated in its entirety to read as follows:

“On December 28, 2006, the Company filed an amended Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in connection with the Offer recommending that the Company’s shareholders reject the Offer and not tender their Shares in the Offer. The Schedule 14D-9 contains other important information, and Purchaser recommends that holders of Shares review it carefully. None of NACCO, Purchaser or any of their respective affiliates or representatives takes any responsibility for the disclosure included in or incorporated by reference into the Schedule 14D-9.”

3.	The first sentence of “The Offer — Section 10. Source and Amount of Funds” is hereby amended and restated in its entirety to read as follows:

“The total amount of funds required by Purchaser to complete the Offer and consummate the Merger, and expected to be incurred by Purchaser, is estimated to be $193,750,767.25 plus any related transaction fees and expenses.”

4.	The following is hereby added at the end of “The Offer — Section 11. Contacts and Transactions with the Company; Background of the Offer”:

“According to published reports and the Company’s public filings, on December 27, 2006, the Company and Harbinger amended the Harbinger Agreement to provide for the Company’s shareholders to receive $7.50 per Share if the merger contemplated by the Harbinger Agreement closes. According to the Applica 12-4-06 Proxy Statement, as amended, the scheduled date for Applica shareholders to vote on the merger contemplated by the Harbinger Agreement is January 4, 2007. On December 28, 2006, the Company filed an amended Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in connection with the Offer recommending that the Company’s shareholders reject the Offer and not tender their Shares in the Offer. The Schedule 14D-9 contains other important information, and Purchaser recommends that holders of Shares review it carefully. None of NACCO, Purchaser or any of their respective affiliates or representatives takes any responsibility for the disclosure included in or incorporated by reference into the Schedule 14D-9, as amended.

On January 3, 2007, Purchaser and NACCO increased the Offer Price to $7.75 per Share, net to the seller in cash, without interest, modified the conditions to the Offer and extended the Expiration Date of the Offer.

On January 3, 2007, NACCO issued a press release reflecting the foregoing changes and responding to inquiries relating to the Offer.”

5.	“The Offer — Section 14. Conditions to the Offer” is hereby amended and restated in its entirety to read as follows:

“Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, Purchaser will not be required to accept for payment, purchase or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may amend or terminate the Offer, if (1) at the Expiration Date the Minimum Condition has not been satisfied or (2) at any time on or prior to the Expiration Date, any of the following conditions has not been satisfied:

           (i) the Company Board shall have irrevocably taken all action necessary to render Sections 607.0901 and 607.0902 of the FBCA inapplicable to Purchaser and to the acquisition by Purchaser of the Shares pursuant to the Offer and the Merger and shall have irrevocably resolved to elect, to the extent permitted by law, not to be subject to any other “moratorium,” “control share acquisition,” “business combination,” “fair price,” “interested stockholder” or other form of anti-takeover law or regulation;
           (ii) the Company Board shall have either recommended that the holders of Shares accept the Offer and tender their Shares in the Offer, taken a neutral position with respect to the Offer or not recommended against the Offer;
           (iii) the Harbinger Agreement shall have been terminated, or a court of competent jurisdiction shall have entered an order satisfactory to Purchaser that the Harbinger Agreement is not legally valid and binding on the parties thereto;
           (iv) no event, circumstance, change or effect shall have occurred since October 19, 2006 that, individually or in the aggregate, with all other events, circumstances, changes and effects, is or could reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (A) changes in general economic conditions or (B) general changes in the industry of designing, marketing and distributing small electronic kitchen and household appliances in which the Company and its Subsidiaries operate that do not have a disproportionate effect (relative to overall industry performance) on the Company and its Subsidiaries, taken as a whole;
           (v) there shall be no Action (as defined below) pending or threatened in writing, which the board of directors of Purchaser determines, following the receipt of advice from its outside counsel, (A) makes the acceptance for payment of, or payment for or purchase of some or all of the Shares pursuant to the Offer illegal, (B) imposes material limitations on the ability of NACCO, Purchaser or any of their respective subsidiaries to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by it pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the Company shareholders, (C) imposes any limitations on the ability of NACCO or Purchaser or any of their respective affiliates effectively to control the business or operations of the Company, NACCO, Purchaser or any of their respective subsidiaries or seeks to require divestiture by Purchaser (or any affiliate of Purchaser) of any or all of the Shares, or (D) otherwise prohibits the Offer or the Merger. For purposes of this Condition (v), “Action” means any controversy, claim, action, litigation, arbitration, mediation or other proceedings by or before any arbitrator, court, judicial, legislative, administrative or regulatory agency, commission, department, board, bureau, body or other governmental authority or instrumentality or any person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether foreign, federal, state or local, arbitrator, mediator or other person acting in a dispute resolution capacity, or any investigation, subpoena or demand preliminary to any of the foregoing;
           (vi) [Intentionally Deleted];
           (vii) the Company and Purchaser shall not have reached an agreement or understanding that the Offer be terminated or amended, and Purchaser (or one of Purchaser’s affiliates) shall not have entered into a definitive agreement or an agreement in principle to acquire the Company by merger or other business combination, or to purchase Shares or assets of the Company;
           (viii) the Company shall not have (A) issued, distributed, pledged, sold or authorized, or proposed the issuance of or distribution, pledge or sale to any person of any (1) shares of its capital stock (other than sales or issuances (in accordance with the present terms thereof) pursuant to employee stock options outstanding on November 27, 2006) of any class (including, without limitation, the Shares) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of the Company, (2) other securities in respect of, in lieu of or in substitution for Shares outstanding on November 27, 2006, or (3) debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (B) repurchased, redeemed or otherwise acquired, or proposed or offered to repurchase, redeem or otherwise acquire, any outstanding Shares or other securities, except for transactions pursuant to the terms of options to acquire Shares outstanding as of September 30, 2006, (C) declared or paid any dividend or distribution on any Shares or any other security, whether payable in cash, securities or other property, (D) altered or proposed to alter any material term of any outstanding security, (E) incurred, agreed to incur, created, assumed or suffered to exist, any debt other than in the ordinary course of business (1) pursuant to its revolving credit facility in an amount not to exceed $125 million since October 19, 2006 or (2) for trade payables, (F) acquired or agreed to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets (excluding the acquisition of assets in the ordinary course of business consistent with past practice), or (G) sold, leased, licensed or otherwise encumbered or subjected to any encumbrance or otherwise disposed of or agreed to sell, lease, license or otherwise encumber or subject to any encumbrance or otherwise dispose of, any assets (including capital stock of any Subsidiary of the Company), but excluding inventory and obsolete equipment in the ordinary course of business consistent with past practice, other than internal reorganizations or consolidations involving Subsidiaries of the Company existing as of October 19, 2006;
           (ix) the Company shall not have amended, or proposed or authorized any amendment to, its certificate of incorporation or by-laws or similar organizational documents and Purchaser shall not have learned that the Company has proposed, adopted or recommended any such amendment which has not been publicly disclosed by the Company and also set forth in filings with the SEC, in each case, prior to December 14, 2006;
           (x) [Intentionally Deleted];
           (xi) [Intentionally Deleted]; or
           (xii) the Company shall not have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees and shall not have entered into with its employees or otherwise affected any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business, or entered into or amended any agreements, arrangements or plans with an employee or employees so as to provide for increased benefits as a result of or in connection with the transactions contemplated by the Offer or the Merger, which in the sole judgment of Purchaser in each case with respect to any matter referred to above makes it inadvisable to proceed with the Offer or with the acceptance for payment of, or the payment for, the Shares.
For purposes of the Offer, “on a fully diluted basis” means, as of any time, the number of Shares outstanding, together with all Shares which the Company may be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, whether or not vested or then exercisable.

The foregoing conditions are for the sole benefit of Purchaser and its affiliates (other than the Company) and may be asserted by Purchaser regardless of the circumstances (including any action or inaction by Purchaser) giving rise to any such conditions or may be waived by Purchaser, in whole or in part, at any time and from time to time in the reasonable discretion of Purchaser. The determination as to whether any condition has been satisfied will be made in the reasonable judgment of Purchaser and will be final and binding. The failure by Purchaser at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time or from time to time prior to the Expiration Date of the Offer.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
     (a)(5)(iv) Press release issued by NACCO, dated January 3, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2007	Apex Acquisition Corporation

	By:	/s/ Charles A Bittenbender

Name: Charles A. Bittenbender
Title: Secretary

NACCO Industries, Inc.

	By:	/s/ Charles A Bittenbender

Name: Charles A. Bittenbender
Title: Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer To Purchase, dated December 15, 2006*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Press release issued by NACCO, dated December 15, 2006*

(a)(1)(I)	Summary advertisement, published December 15, 2006*

(a)(5)(i)	Complaint filed on December 18, 2006 in the United Stated District Court for the Northern District of Ohio, Eastern Division*

(a)(5)(ii)	Press release issued by NACCO, dated December 21, 2006*

(a)(5)(iii)	Press release issued by NACCO, dated December 26, 2006*

(a)(5)(iv)	Press release issued by NACCO, dated January 3, 2007

*	Previously filed.